Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except ratios)	2016	2015	2016	2015

Income before income taxes	$887	$1,076	$1,804	$2,224
Interest	93	92	184	184
Portion of rentals deemed to be interest	16	16	33	32
Income available for fixed charges	$996	$1,184	$2,021	$2,440

Fixed charges:
Interest	$93	$92	$184	$184
Portion of rentals deemed to be interest	16	16	33	32
Total fixed charges	$109	$108	$217	$216

Ratio of earnings to fixed charges	9.13	10.99	9.33	11.29

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the total fixed charges. For purposes of this ratio, fixed charges consist of interest and that portion of rentals deemed representative of the appropriate interest factor.